UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

CYXTERA TECHNOLOGIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

23284C102

(CUSIP Number)

JULY 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 23284C102

(1)	Name of Reporting Person Lumen Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 11,461,627
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,461,627
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,627
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.42%[1]
(12)	Type of Reporting Person (See Instructions) CO

[1]

Based on 178,566,352 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

Item 1(a)	Name of Issuer:

Cyxtera Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2333 Ponce de Leon Boulevard, Suite 900

Coral Gables, FL 33134

Item 2(a)	Name of Persons Filing:

Lumen Technologies, Inc.

Item 2(b)	Address of Principal Business Office:

100 CenturyLink Drive

Monroe, LA 71203

Item 2(c)	Citizenship:

Louisiana

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

23284C102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

11,461,627

(b)	Percent of class:

6.42%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

11,461,627

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

11,461,627

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 7.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022

Lumen Technologies, Inc.

By:	/s/ Stacey W. Goff
Name:	Stacey W. Goff
Title:	Executive Vice President, General Counsel & Secretary

Exhibit A

This Schedule 13G to which this attachment is appended is filed by Lumen Technologies, Inc. on behalf of itself and the following direct, wholly owned subsidiary of Lumen Technologies, Inc.:

Lumen Technologies Service Group, LLC